SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

SCHEDULE TO/A
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 2)

Southwestern Life Holdings, Inc.
(Name of Subject Company)

Swiss Re Life & Health America Holding Company
SW Holdings Inc.
(Name of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
_________________

845606102

(CUSIP Number of Class of Securities)

Patrick O’Brien
Corporate Secretary
Swiss Re Life & Health American Holding Company
175 King Street
Armonk, NY 10504
Telephone: (914) 828-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
David A. Massey
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004
Telephone: (202) 383-0100

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

X	third-party tender offer subject to Rule 14d-1.	[ ]	going-private transaction subject to Rule 13e-3.

[ ]	issuer tender offer subject to Rule 13e-4.	X	amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer.     [X]

AMENDMENT NO. 2 TO SCHEDULE TO

      This Amendment No. 2, the final amendment, amends and supplements Items 4 and 8 of the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 11, 2001, (the “Schedule TO”), by Swiss Re Life & Health America Holding Company, a Delaware corporation (“Parent”), and SW Holdings Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”) and amended by Amendment No. 1 to Schedule TO, filed with the Securities and Exchange Commission on June 18, 2001 (together, with all amendments, the “Schedule TO”). This Amendment No. 2 to Schedule TO, as the final amendment, also satisfies the reporting requirements of Section 13(d) of the Exchange Act with respect to all securities acquired by Purchaser and Parent in the tender offer. The Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of Common Stock, par value $0.01 per share (the “Shares” or the “Common Stock”), of Southwestern Life Holdings, Inc., a Delaware corporation (the “Company”), at $18.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 2001 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

      On June 22, 2001, Parent announced that it acquired all of the Shares that were not already owned by Purchaser through a merger of Purchaser with and into the Company (the “Merger”). The Merger became effective at 11:59 p.m., New York City time, on June 21, 2001.

      As a result of the Offer and immediately prior to the effective time of the Merger, Purchaser owned approximately 99.7% or 9,034,193 of the Shares. As a result of the Merger, the Company became a wholly owned subsidiary of Parent and each issued and outstanding Share (other than Shares owned by Parent or Purchaser) was converted into the right to receive $18.50 per Share (the “Merger Consideration”). The Merger Consideration represents the same per Share consideration paid by Purchaser in the tender offer for all Shares that expired at noon, New York City time, on June 18, 2001.

      In connection with the Merger, the Company was de-listed for trading on the Nasdaq Stock Market and filed a Form 15 in order to terminate its obligations to file reports with the Securities and Exchange Commission.

      Item 12.

      Item 12 of the Schedule TO is hereby amended by adding thereto the following:

(a)(1)(J)       Text of press release issued by Swiss Re Life & Health America Holding Company and Southwestern
      Life Holdings, Inc. and dated June 22, 2001 (filed herewith as Exhibit (a)(1)(J)).

SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SW HOLDING INC.

By: /s/ Chris C. Stroup Name: Chris C. Stroup Title: President Date: June 21, 2001

SWISS RE LIFE & HEALTH AMERICA HOLDING COMPANY

By: /s/ Jacques E. DuBois Name: Jacques E. DuBois Title: Chairman and CEO Date: June 21, 2001

EXHIBIT INDEX

Exhibit
Number	Description

**(a) (1) (A)	Offer to Purchase dated May 11, 2001.

**(a) (1) (B)	Form of Letter of Transmittal.

**(a) (1) (C)	Form of Notice of Guaranteed Delivery.

**(a) (1) (D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

**(a) (1) (E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

**(a) (1) (F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a) (1) (G)	Text of Press Release issued by Swiss Re Life & Health America Holding Company and Southwestern Life Holdings, Inc. on April 27, 2001 (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Swiss Re Life & Health America Holding Company with the Securities and Exchange Commission on April 27, 2001)

***(a) (1) (H)	Text of Press Release issued by Swiss Re Life & Health America Holding Company and Southwestern Life Holdings, Inc. on June 18, 2001at 8:54 am.

***(a) (1) (I)	Text of Press Release issued by Swiss Re Life & Health America Holding Company and Southwestern Life Holdings, Inc. on June 18, 2001 at 4:18 pm.

*(a) (1) (J)	Text of Press Release issued by Swiss Re Life & Health America Holding Company and Southwestern Life Holdings, Inc. on June 22, 2001.

(d) (1)	Agreement and Plan of Merger dated April 26, 2001, by and among Swiss Re Life & Health America Holding Company and Southwestern Life Holdings, Inc. (incorporated herein by reference to Exhibit 2.1 of Southwestern Life Holdings, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2001).

(d) (2)	Voting and Tender Agreement, dated as of April 26, 2001, by and among Swiss Re Life & Health America Holding Company, SW Holdings Inc. and Principal Stockholders (incorporated herein by reference to Exhibit 10.1 of Southwestern Life Holdings, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2001)

      *Filed herewith; all others previously filed.

      ** Filed previously and incorporated herein by reference to Exhibits as designated above and in the Tender Offer Statement on Schedule TO for Southwestern Life Holdings, Inc. filed with the Securities and Exchange Commission on May 11, 2001.

      *** Filed previously and incorporated herein by reference to Exhibits as designated above and in the Tender Offer Statement on Schedule TO/A for Southwestern Life Holdings, Inc. filed with the Securities and Exchange Commission on June 18, 2001.